October 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     SFX Entertainment, Inc. (the “Company”)

File No. 333-189564

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 3:30 p.m. Eastern Time on October 8, 2013, or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between September 25, 2013 and October 4, 2013, the Underwriters distributed copies of the preliminary prospectus dated September 25, 2013 as follows.

No. of Copies
Prospective Underwriters	0
Dealers	18
Institutions	2,500
Others	2,615
Total	5,133

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

UBS SECURITIES LLC
JEFFERIES LLC
DEUTSCHE BANK SECURITIES INC.
As representatives of the several underwriters

UBS SECURITIES LLC

By:	/s/ Janine Shelffo
Name: Janine Shelffo
Title: Managing Director

By:	/s/ William Goodman
Name: William Goodman
Title: Associate Director

JEFFERIES LLC

By:	/s/ Craig Mineard
Name: Craig Mineard
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Joseph P. Coleman
Name: Joseph P. Coleman
Title: Managing Director

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

[Signature Page to Acceleration Request Form]